____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Projects Market Demand for 6,400 New Jet Deliveries in the 70-130+ Seat Segment Over the Next 20 Years

Paris, France, June 20th, 2017 – According to the latest Market Outlook, Embraer projects a steady market demand for 6,400 new jets in the 70-130+ seat capacity category (2,280 units in the 70-90 seat segment and 4,120 units in the 90-130+ seat segment), worth USD 300 billion, by 2036.

The 70-130+ seat jet world fleet-in-service will increase from 2,700 aircraft in 2016 to 6,710 by 2036, the fastest growing segment among all aircraft seat capacities. Market growth will drive 63% of total demand and the remaining 37% will be delivered to replace ageing aircraft.

70-130+ Seat Jet Deliveries by Region
Region	Deliveries	Share
North America	2,020	32%
Asia Pacific	1,710	27%
Europe	1,150	18%
Latin America	690	11%
CIS	390	6%
Africa	220	3%
Middle East	220	3%
World (2017-2036)	6,400

Whilst region-specific outlooks vary considerably, the underlying drivers to sustain the projected market demand for jets in the 70-130+ seat capacity category remain intact, from feeding complex bank structures at major hubs to pioneering new markets and complement narrow-body aircraft operation.

Fleet optimization is critical in the vicissitudes of business cycles, and a rationalized fleet does not necessarily signify an optimized one. Right-sized aircraft call for a new smarter approach. Greater control in matching aircraft capacity to market demand prevents the erosion of unit revenues and provides competitive cost structure.

The E195-E2, for example, will provide an attractive proposition with much lower trip costs and comparable seat-mile costs to than its large narrow-body counterparts, while combining growth and higher returns with the opportunity to increase unit revenue with a right-sized aircraft.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

“The airline industry is notoriously known for its boom and bust cycles. Better seat inventory control allows a continuous search for higher profits and efficiency. The ability to shift back towards revenue unit growth, instead of aggressive capacity expansion, is crucial”, said John Slattery, President & CEO, Embraer Commercial Aviation.

Jets in the 70-130+ seat capacity category are one of the main pillars of business sustainability. As the most efficient single-aisle family of aircraft, the E-Jets E2 is perfectly positioned to keep Embraer as the market leader in the segment and maximize profitability for both airlines and leasing companies.

About Embraer’s Market Outlook

Since 2004, when the 1st edition of Embraer’s Market Outlook was published, the company’s analysts have continuously refined their forecast models in order to identify and predict future trends. The process consists of two main steps: (1) a traffic demand forecast for the future evolution of RPKs — revenue-passenger kilometer — by regions and sub-regions based on econometrics for the next 20 years and (2) an aircraft demand forecast that estimates the number of new aircraft deliveries from 30-seat turboprops to wide-bodies needed to support the air transport demand growth during the same period.

The 2017-2036 full report is available at http://www.embraermarketoutlook2017.com.

Follow us on Twitter: @EmbraerSA

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer